FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

CanAlaska Uranium Ltd.

Suite 1020 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

Item 2.

Date of Material Change

December 24, 2010

Item 3.

News Release

The news release was disseminated through Canada News Wire on December 24, 2010.

Item 4.

Summary of Material Change

Non-Brokered Private Placement – Initial Closing

Item 5.

Full Description of Material Change

5.1

Full Description of Material Change

Vancouver, Canada, December 24th, 2010 - CanAlaska Uranium Ltd. (TSX.V – CVV)  (“CanAlaska” or the “Company”) wishes to announce that, further to the Company’s News Release dated November 26th, 2010, the Company has closed initially on a total of 2,117,875 Units at a price of $1.60 per unit for gross proceeds of $3,388,601 as at December 23rd, 2010.  Of the total Units placed, 446,167 are Flow-Through Units.

Each Unit consists of one common share of the Company and one-half of a share purchase warrant.  Each whole warrant is exercisable at $1.90 per common share for a period of two years expiring on December 22nd, 2012.  All of the securities issued under this placement are subject to a four month-hold period expiring April 24th, 2011.

The proceeds from the unit offering will be utilized by the Company for qualified uranium exploration expenditures in Canada and for general and corporate purposes.

Finder’s fees have been paid in connection with this placement for a total of $140,068.00 cash, 31,250 in shares and 149,325 as warrants.  The finder’s shares and warrants are subject to the same hold periods as the above purchasers.  Additional finder’s fees are payable in connection with this placement of $4,266.67 cash and 2,667 warrants, pending exchange acceptance.  SBI-E2 Capital Financial Services Limited, Hyphen Consulting Limited and Cheong Lee Securities Limited participated as arrangers in the placement of Units in Hong Kong, SAR.

5.2

Disclosure for Restructuring Transactions

Item 6.

Reliance on Subsection 7.1(2) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7.

Omitted Information

Not Applicable

Item 8.

Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9.

Date of Report

Dated at the City of Vancouver, in the Province of British Columbia this 24rh day of December 2010.